Mail Stop 0408

      August 22, 2005

By U.S. Mail and Facsimile (310) 712-8800

Zsolt K. Bessko, Esq.
Executive Vice President, General Counsel and Secretary
Centennial Bank Holdings, Inc.
1331 Seventeenth Street, Suite 300
Denver, Colorado 80202

Re:	Centennial Bank Holdings, Inc.
	Amendment No. 2 to Registration Statement on Form S-1
      Filed August 10, 2005
	File No. 333-124161

Dear Mr. Bessko:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please refer to the updating requirements of Rule 3-12 of Regulation S-X and revise accordingly.

2. Please include updated consents from the independent accountants in the pre-effective amendment. Ensure that the consents properly reflect whether the report of the accountant is included in the document or incorporated by reference.



3. In the event that you request acceleration before the company`s shares are listed on NASDAQ, please revise the cover page to make the following disclosure: "Until such time as our common stock is listed on NASDAQ, we expect that the selling stockholders will sell their shares at prices between $____ and $_____, if any shares are sold. After our common stock is quoted on NASDAQ, the selling stockholders may sell all or a portion of these shares from time to time in market transactions through any stock exchange or market on which our stock is then listed, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then-prevailing market price or at negotiated prices."

In the event that acceleration is requested after the shares become listed, please revise the cover page and elsewhere as appropriate to disclose the listing.

Principal and Selling Stockholders, page 118

4. Please use an asterisk or some other mark to clearly identify those selling stockholders listed in the table who are affiliates of broker-dealers. Please be sure to explain the meaning of the symbol used in a prominent place, and not, for example, at the end of the selling stockholder table.

*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.









      You may contact Isa Farhat, Staff Accountant, at (202) 551-
3485
or Paul Cline, Senior Accountant at (202) 551-3851 if you have questions regarding any matters relating to the financial
statements
and related matters.  Please contact Gregory Dundas at (202) 551-
3436
or me at (202) 551-3434 with any other questions.

								Sincerely,



      Michael Clampitt
      Attorney Advisor

cc:	Stanley F. Farrar, Esq.
	Sullivan & Cromwell LLP
	1888 Century Park East
	Los Angeles, California 90067

	Allen Z. Sussman, Esq.
	Morrison & Foerster, LLP
	555 West Fifth Street, Suite 3500
	Los Angeles, California 90013


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Zsolt K. Bessko
Centennial Bank Holdings, Inc.
August 22, 2005
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